Bingham McCutchen LLP

355 South Grand Avenue, Suite 4400

Los Angeles, CA 90071

October 17, 2006

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn.: Pamela Carmody

Re:	Cyberonics, Inc.

Revised Preliminary Proxy Statement on Schedule 14A

Filed October 10, 2006 by

The Committee for Concerned Cyberonics, Inc. Shareholders

File No. 000-19806

Dear Ms. Carmody:

This letter is in response to comments we received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on October 13, 2006 regarding the revised preliminary letter to shareholders, overview of proxy statement, proxy statement and proxy card (collectively, the “Proxy Statement”) filed by The Committee for Concerned Cyberonics, Inc. Shareholders (the “Committee”) in connection with the Committee’s proposed nominees to the board of directors of Cyberonics, Inc. (the “Company” or “Cyberonics”) at the 2006 annual meeting of the Company’s stockholders (the “2006 Annual Meeting”).

In order to ease the Staff’s review, we have repeated each comment in its entirety in the original numbered sequence. This letter is being filed with Amendment No. 2 to the Committee’s Proxy Statement.

Schedule 14A

General

1.	We note your response to our previous comment number 1. To the extent that the company’s preliminary proxy statement does not include all the required information, what steps will the Committee take to inform shareholders of this information following the dissemination of its proxy statement?

Response:

The Committee notes the Staff’s concurrence that the Committee may rely on the information contained in the Company’s preliminary proxy statement. If the Committee elects to send the Proxy Statement to stockholders before the Company mails its definitive proxy statement, and if the Company in its definitive proxy statement makes any material revisions to the information contained in its preliminary proxy statement that is incorporated by reference in the Proxy Statement, the Committee undertakes to provide the revised information to the stockholders in its next mailing to stockholders. The Committee will revise the Proxy Statement to reflect that the Committee is relying on the information contained in the Company’s preliminary proxy statement.

Proxy Statement

2.	Supplementally provide a copy of the Reuters article noted at the bottom of page 4.

Response:

The Committee has supplementally provided to the Staff a copy of the Reuters article.

The company has deficient corporate governance procedures . . . , page 6

3.	While we note that the events listed in the last three bullets at the bottom of page 6 are caused indirectly by the option grants and subsequent review, please clarify that the events are directly caused by the company’s failure to file reports.

Response:

The Committee has revised the disclosure accordingly.

4.	To provide balanced disclosure, expand the second to the last paragraph under this heading to state the stock price at the time the board authorized Mr. Cummins’ employment agreement in August 2005.

Response:

The Committee has revised the disclosure to include the stock price at the time the Company entered into Mr. Cummins’ employment agreement.

Our nominees will work to fix . . . , page 7

5.	The company’s press release filed on Form 8-K on September 16, 2004 indicated that the board had consulted with its financial advisor. Please expand to acknowledge this fact.

Response:

The Committee has revised the disclosure accordingly.

Thank you for your prompt attention to the Committee’s responses to the comments. Should you have any questions or comments with respect to this filing, please call me at (213) 680-6560.

Sincerely,

/s/ David K. Robbins
David K. Robbins